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                                           Filed by BioShield Technologies, Inc.
                           Pursuant to Rule 425 Under the Securities Act of 1933
                              And Deemed Filed Pursuant to Rule 14a-12 Under the
                                                            Exchange Act of 1934
                                                Subject Company: AHT Corporation
                                                   (Commission File No. 0-24913)



  BIOSHIELD(TM) TECHNOLOGIES, INC. TO ACQUIRE AHT CORPORATION AND TO INTEGRate
               AHT INTO ITS EMD.COM INTERNET HEALTHCARE SUBSIDIARY
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               THE COMBINED ENTITY TO OFFER COMPREHENSIVE INTERNET
                          CLINICAL TRANSACTION SERVICES


ATLANTA, GA AND TARRYTOWN, NY, JULY 3, 2000 - BioShield(TM) Technologies, Inc. (Nasdaq: BSTI) has entered into an agreement to acquire, through a wholly-owned subsidiary, AHT Corporation (Nasdaq: AHTC), a national provider of Internet-based e-commerce solutions for clinical laboratories, pharmacy benefit managers (PBMs), pharmacies and physicians. Upon completion of the merger transaction, BioShield(TM) will integrate AHT's business-to-business laboratory and prescription transaction management operations with its eMD.com Internet healthcare subsidiary to create one of the industry's leading e-healthcare companies. eMD.com provides an Internet service for physicians, other health providers, and patients to assist in improving patient care, service and satisfaction. The transaction has been structured as a stock-for-stock merger, which calls for BioShield(TM) to exchange, subject to certain collar protections discussed below, $1.75 worth of BioShield(TM) Common Stock for each outstanding share of AHT Common Stock.

Tim Moses, Chairman, CEO and President of BioShield(TM), commented, "Integrating AHT's leading-edge clinical e-commerce solutions into eMD.com will, we believe, create an Internet service for healthcare that will have uncommon depth and substance and provide significant added value to our physician and office staff members, our transaction partners, and our shareholders."

 "This combination leverages each company's strengths in the high-growth Internet healthcare sector," stated Jon Edelson, M.D., Chairman, CEO and President of AHT Corporation. "Scale, substance, and capital are the ingredients necessary to succeed in this industry. We believe scale will be achieved by combining eMD.com's Internet platform and member base with AHT's e-tools and customers. We expect that the combined eMD.com and AHT product offerings will provide immediate value to their users in improving workflow. It is this value that drives adoption, usage, and, ultimately, the combined entity's success."

eMD.com has contracts to provide its online facilities to approximately 9,000 physicians. AHT has contracts with the nation's two largest PBMs accounting together for over 100 million covered lives; two of the nation's largest e-pharmacies; and approximately 60 national, regional and hospital clinical laboratories, including some of the nation's largest and most prominent laboratories.


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The combined entity will offer a full suite of e-tools to manage laboratory orders/results and prescriptions in the physician's office. These clinical events occur with almost every patient visit and collectively account for approximately 4 billion transactions each year. In addition to its Internet laboratory management tool, Dr. Chart(R) Web, the combined entity will offer a comprehensive suite of Internet-based point of care medication management tools for electronic prescription writing, prescription fulfillment and pharmaceutical care services, such as patient education and compliance management programs. These tools and services will be supported by a "24x7" call center staffed by physicians, pharmacists and other professionals.

The combined entity's clinical transaction tools are expected to improve physicians' and other healthcare providers' daily workflow by reducing the need to handle paper and telephone calls, while improving access to vital clinical information in a timely fashion. These e-tools will also automate order entry from the point of care and results delivery for the laboratory and the prescription transaction process for PBMs and pharmacies. This automation is expected to lower costs by reducing paper handling and telephone calls generated by manual processing. The combined entity will focus its revenue base on recurring transaction fees paid to it by its business trading partners, including the PBMs, pharmacies and clinical laboratories, and will complement this revenue base with software, maintenance, and interface fee revenues it expects to continue to generate.

AHT's two core products, @Rx(TM) and Dr. Chart(R) Web, will be integrated into eMD.com's product offerings. @Rx(TM) offers physicians a state-of-the-art, secure electronic prescription management system that enables them to write new and renewal prescriptions, review patient medication histories, screen prescriptions for drug interactions and formulary compliance, print prescriptions and educational material for patients, and send prescriptions electronically for fulfillment at participating pharmacies. eMD.com will also benefit from AHT's two issued U.S. patents on the process of electronic prescription management. Dr. Chart(R) Web allows physicians to review laboratory results, chart laboratory test results, order new tests, and screen new orders for compliance with Medicare Medical necessity guidelines.

TRANSACTION TERMS

The exchange ratio of the stock-for-stock merger is subject to a collar protection and will be determined based on the following:

- The number of shares of BioShield(TM) Common Stock to be issued to AHT shareholders will fluctuate within the collar so that AHT shareholders receive $1.75 worth of BioShield(TM) Common Stock if the average closing trading price of BioShield(TM) Common Stock, as determined in accordance with the merger agreement, is between $6.00 and $18.00 per share.

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-    The exchange ratio outside of the collar will be fixed. AHT shareholders will receive .29167 BioShield(TM) shares for each AHT share if the BioShield(TM) stock price is $6.00 or less and .09722 BioShield(TM) shares if the BioShield(TM) stock price is $18.00 or above.

- The transaction is valued at approximately $20 million, based on AHT's current number of outstanding shares of Common Stock. Upon consummation of the merger, AHT will be merged into and will become a wholly-owned subsidiary of BioShield(TM).

- The merger is subject to a number of conditions, including the approval by shareholders of BioShield(TM) and AHT, and is expected to close on or about September 30, 2000.

                      CONFERENCE CALL TO REVIEW TRANSACTION

BioShield(TM) and AHT will host a conference call Wednesday, July 5, at 11 am Eastern time to discuss the transaction. The dial-in number for the call is 800-553-2197 (domestic callers) and 303-267-1007 (international callers). The conference ID # is 759593. The replay of the call will be available through July
21. The number for the replay is 800-625-5288 (domestic callers) and 303-804-1855 (international callers); the same conference ID # applies for the replay. The "live" call and the replay will be Web cast on the Web sites of eMD.com (www.emd.com) and AHT (www.ahtech.com).

BioShield(TM) Technologies' (Nasdaq: BSTI) core businesses include three divisions that primarily provide the company's core antimicrobial and biostatic products to different vertical markets. The fourth division of BioShield(TM) is eMD.com, an Internet healthcare company. For more information, please visit eMD.com's Web site at www.emd.com.

AHT Corporation (Nasdaq: AHTC) is a leading national provider of Internet-based healthcare e-commerce among physicians, other healthcare providers and healthcare organizations. The Company provides information technology enabling the electronic management of laboratory and prescription transactions. AHT's customer base is comprised of some of the nation's leading hospital systems, national and regional laboratories, pharmacy benefit managers and pharmacies. For more information, please visit AHT's Web site at www.ahtech.com.

This press release contains forward-looking information regarding AHT Corporation and BioShield(TM) Technologies, Inc., including its wholly-owned subsidiary eMD.com. The forward-looking statements are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Forward-looking statements, including statements as to industry trends, future economic performance, anticipated profitability, anticipated revenues and expenses, anticipated transactions and closing dates for such transactions, planned product development, and products or service line growth may be significantly impacted by certain risks and uncertainties, including, but not limited to, failure of the clinical e-commerce industry to develop at anticipated rates, failure of the Companies' clinical information


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technology products and services and planned products and services to be timely developed or to gain significant market acceptance, delays in customer acceptance of the Companies' software, competition and other economic factors. In addition, any statements contained in this report that are not statements of historical fact may be deemed to be forward-looking statements. Without limiting the generality of the foregoing, words such as "may," "will," "expect," "believe," "anticipate," "intend," "could," "would," "estimate," or "continue," or the negative other variations thereof or compatible terminology are intended to identify forward-looking statements. These forward-looking statements speak only as of the date hereof, and the Companies disclaim any intention or obligation to update these forward-looking statements in the future. These forward-looking statements are subject to certain risks and uncertainties that could cause actual results to differ materially from those anticipated in any forward-looking statements, all of which are difficult to predict and many of which are beyond the control of the Companies, including areas such as: developing technologies; dependence on collaborative partners; the inherent complexity and uncertainty regarding the development of products; the early-stage development of BioShield(TM) and eMD.com; the result of research and development efforts; future capital needs; uncertainty of additional funding; and government regulations. Additional risks and uncertainties are described in public filings of AHT and BioShield(TM) with the Securities and Exchange Commission.


ADDITIONAL INFORMATION AND WHERE TO FIND IT

In connection with the merger, BioShield plans to file with the SEC a registration statement on Form S-4 and BioShield and AHT expect to mail a joint proxy statement/prospectus, which will be part of the registration statement, to shareholders of BioShield and AHT containing information about the merger. Shareholders of BioShield and AHT are urged to read the joint proxy statement/prospectus included in the registration statement when it is filed and any other relevant documents filed with the SEC. The joint proxy statement/prospectus will contain important information about BioShield, AHT, the merger, the persons soliciting proxies related to the merger, and related matters that should be considered by shareholders before making any decision regarding the merger and related transactions. Once they are filed with the SEC, the registration statement and other documents will be available free of charge on the SEC website at www.sec.gov and from the BioShield and AHT contacts listed below.

In addition to the registration statement and the joint proxy statement/prospectus, BioShield and AHT file annual, quarterly and special reports, proxy statements and other information with the SEC. You may read and copy any reports, statements or other information filed by BioShield or AHT at the SEC Public Reference Rooms at 450 Fifth Street, N.W., Washington, D.C. 20549 or at any of the SEC's other public reference rooms in New York and Chicago. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. BioShield's and AHT's filings with the commission are also available free of charge to the public from commercial document-retrieval services and at the website maintained by the SEC at http://www.sec.gov. These documents may also be obtained from the BioShield and AHT contacts listed below.

PERSONS INVOLVED IN THE SOLICITATION ON BEHALF OF AHT

In connection with the proposed merger, AHT will solicit proxies from its shareholders to approve the merger. AHT and its officers and directors may be deemed to be participants in the solicitation of proxies from AHT's shareholders with respect to the merger. The members of AHT's Board of Directors are Arthur
M. Southam, M.D., James T. Carney, Barry Kurokawa, Jonathan Edelson, M.D. and Robert J. Alger. Officers of AHT who may participate in the solicitation of proxies are Jonathan Edelson, M.D, Chairman, Chief Executive Officer and President, Robert J. Alger, Executive Vice President and Chief Information Officer, Jeffrey M. Sauerhoff, Chief Financial Officer, Eddy W. Friedfeld, Senior Vice President - Business & Legal Affairs, General Counsel and Secretary and Arthur Dague, Director, Investor Relations and Communications. Information regarding certain of these officers and directors and their affiliations is included in AHT's Annual Report on Form 10-K for the year ended December 31, 1999. This document is available free of charge at the SEC's website at www.sec.gov and from the AHT contact listed below.


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Certain officers and directors of AHT may have direct or indirect interests in the merger by virtue of their security holdings or otherwise that are different from or in addition to the interests of AHT shareholders. Specifically, some officers of AHT will be entitled to severance payments and accelerated vesting of options if they are terminated after completion of the merger. Also, officers and directors of AHT will continue to be indemnified for, and benefit from insurance coverage for, liabilities that may arise from their service as officers and directors of AHT prior to the merger.


PERSONS INVOLVED IN THE SOLICITATION ON BEHALF OF BIOSHIELD(TM)

In connection with the proposed merger, BioShield will solicit proxies from its shareholders to approve the issuance of BioShield Common Stock. BioShield and its officers and directors may be deemed to be participants in the solicitation of proxies from BioShield's shareholders. The members of BioShield's Board of Directors are Timothy C. Moses, Jacques Elfersy, Carl T. Garner, Edward Miller and Martin Savarick. Officers of BioShield who may participate in the solicitation of proxies are Timothy C. Moses, Chairman, President and Chief Executive Officer and Scott Parliament, Chief Financial Officer. Information regarding these officers and directors and their affiliations is included in BioShield's Annual Report on Form 10-KSB for the year fiscal ended June 30, 1999. This document is available free of charge at the SEC's Web site at www.sec.gov and from the BioShield contacts listed below.


CONTACTS:

BIOSHIELD(TM) TECHNOLOGIES, INC.
Scott Parliament
Chief Financial Officer, BioShield(TM) and eMD.com
Geoffrey Faux
President, eMD.com
770/246-2000

AHT CORPORATION
Arthur Dague
Director, Investor Relations and Communications
914/524-4783
adague@ahtech.com